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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         -------------------------------

                                    FORM 6-K

                            Report of Foreign Issuer

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  June 4, 2003

                             HAWKER RESOURCES, INC.
                      (FORMERLY NAMED SYNSORB BIOTECH INC.)
                           Commission File No. 0-29214
                 (Translation of registrant's name into English)

                               411-19th Street SE
                        Calgary, Alberta, Canada T2E 6J7
                     (Address of principal executive office)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X                                   Form 40-F ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1034.

         Yes       _____                                 No          X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

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EXHIBIT NUMBER                                            EXHIBIT
      1.                                  Material Change Report dated April 14, 2003

      2.                                  Annual Information Form

      3.                                  Engineering Report and Certificate of Qualification

      4.                                  Material Change Report dated May 23, 2003

      5.                                  Press Release dated May 29, 2003

      6.                                  Press Release dated May 30, 2003

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         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HAWKER RESOURCES, INC.
                                         (formerly named SYNSORB Biotech Inc.)

Dated: June 4, 2003                  By: /s/ Barry Herring
                                        ----------------------------------------
                                         Name:  Barry Herring
                                         Title: Chief Financial Officer

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                                              EXHIBIT INDEX

EXHIBIT NUMBER                                         EXHIBIT                                      PAGE
      1.                               Material Change Report dated April 14, 2003                    1

      2.                               Annual Information Form

      3.                               Engineering Report and Certificate of Qualification

      4.                               Material Change Report dated May 23, 2003

      5.                               Press Release dated May 29, 2003

      6.                               Press Release dated May 30, 2003

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